# SEC Schedule 13D/A (Amendment No. 26) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lexicon Pharmaceuticals, Inc., CIK 0001062822
CUSIP: 528872302
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2445 Technology Forest Blvd., 11th Floor, The Woodlands, Texas (TX), 77381
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0002005369
Persons authorized to receive notices and communications: Anne Goffard, Westend S.A., 44, Rue de la Vallee, L-2661 Luxembourg, Luxembourg (N4), 0000, (352) 22.42.59-1; Kenneth B. Wallach, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000

## Reporting persons
- Invus, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 35,402,689; shared voting power 7,362,368; sole dispositive power 35,402,689; shared dispositive power 0; aggregate amount beneficially owned 42,765,057 (9.6% of the class)
- Invus Advisors, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 35,402,689; shared voting power 7,362,368; sole dispositive power 35,402,689; shared dispositive power 0; aggregate amount beneficially owned 42,765,057 (9.6% of the class)
- Invus Public Equities, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 7,362,368; sole dispositive power 7,362,368; shared dispositive power 0; aggregate amount beneficially owned 7,362,368 (1.7% of the class)
- Invus Public Equities Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,362,368; sole dispositive power 7,362,368; shared dispositive power 0; aggregate amount beneficially owned 7,362,368 (1.7% of the class)
- Invus Global Management, LLC (CIK 0002005369): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 42,765,057; shared voting power 0; sole dispositive power 42,765,057; shared dispositive power 0; aggregate amount beneficially owned 42,765,057 (9.6% of the class)
- Siren, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 42,765,057; shared voting power 0; sole dispositive power 42,765,057; shared dispositive power 0; aggregate amount beneficially owned 42,765,057 (9.6% of the class)
- Avicenna Life Sci Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 1,538,462; shared voting power 0; sole dispositive power 1,538,462; shared dispositive power 0; aggregate amount beneficially owned 1,538,462 (0.3% of the class)
- Avicenna Life Sci Master GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,538,462; shared voting power 0; sole dispositive power 1,538,462; shared dispositive power 0; aggregate amount beneficially owned 1,538,462 (0.3% of the class)
- Invus US Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 5,451,204; shared voting power 0; sole dispositive power 5,451,204; shared dispositive power 0; aggregate amount beneficially owned 5,451,204 (1.2% of the class)
- Ulys, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,989,666; shared voting power 0; sole dispositive power 6,989,666; shared dispositive power 0; aggregate amount beneficially owned 6,989,666 (1.6% of the class)
- Raymond Debbane: type of reporting person: individual (IN); citizenship or place of organization: Panama (R1); source of funds: other (OO); sole voting power 51,878,643; shared voting power 0; sole dispositive power 51,878,643; shared dispositive power 0; aggregate amount beneficially owned 51,878,643 (11.7% of the class)
- Artal Participations S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 175,156,062; shared voting power 0; sole dispositive power 175,156,062; shared dispositive power 0; aggregate amount beneficially owned 175,156,062 (39.4% of the class)
- Artal International S.C.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 175,156,062; shared voting power 0; sole dispositive power 175,156,062; shared dispositive power 0; aggregate amount beneficially owned 175,156,062 (39.4% of the class)
- Artal International Management S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 175,156,062; shared voting power 0; sole dispositive power 175,156,062; shared dispositive power 0; aggregate amount beneficially owned 175,156,062 (39.4% of the class)
- Artal Group S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 175,156,062; shared voting power 0; sole dispositive power 175,156,062; shared dispositive power 0; aggregate amount beneficially owned 175,156,062 (39.4% of the class)
- Westend S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 175,156,062; shared voting power 0; sole dispositive power 175,156,062; shared dispositive power 0; aggregate amount beneficially owned 175,156,062 (39.4% of the class)
- Stichting Administratiekantoor Westend: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 175,156,062; shared voting power 0; sole dispositive power 175,156,062; shared dispositive power 0; aggregate amount beneficially owned 175,156,062 (39.4% of the class)
- Amaury Wittouck: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 175,156,062; shared voting power 0; sole dispositive power 175,156,062; shared dispositive power 0; aggregate amount beneficially owned 175,156,062 (39.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Lexicon Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 2445 Technology Forest Blvd., 11th Floor, The Woodlands, Texas (TX), 77381
Comment: This Amendment No. 26 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the "Issuer Common Stock"), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the "Issuer" or "Lexicon"), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 19, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011, Amendment No. 8 thereto filed on December 27, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on April 10, 2012, Amendment No. 11 thereto filed on October 26, 2012, Amendment No. 12 thereto filed on November 26, 2014, Amendment No. 13 thereto filed on June 4, 2018, Amendment No. 14 thereto filed on June 29, 2018, Amendment No. 15 thereto filed on December 16, 2020, Amendment No. 16 thereto filed on January 5, 2021, Amendment No. 17 thereto filed on January 21, 2021, Amendment No. 18 thereto filed on August 1, 2022, Amendment No. 19 thereto filed on August 9, 2022, Amendment No. 20 thereto filed on June 6, 2023, Amendment No. 21 thereto filed on March 13, 2024, Amendment No. 22 thereto filed on May 14, 2024, Amendment No. 23 thereto filed on July 29, 2024, Amendment No. 24 thereto filed on December 9, 2024 and Amendment No. 25 thereto filed on February 2, 2025 (as so amended, the "Statement"). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

The information set forth in Items 4, 5 and 6 of the Statement is incorporated herein by reference.

On February 17, 2026, Artal Participations S.a r.l. purchased an additional 41,289.58 shares of Preferred Stock at a price of $65.00 per share pursuant to the terms of the Preferred Purchase Agreement. Artal Participations S.a r.l. used available funds to purchase the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

As previously disclosed in Amendment No. 25, on February 2, 2026, Artal Participations S.a.r.l. acquired 367,145.12 shares of Preferred Stock, and on February 17, 2026 Artal Participations S.a r.l. purchased an additional 41,289.58 shares of Preferred Stock, in each case, pursuant to the terms of the Preferred Purchase Agreement. Each share of Preferred Stock would automatically convert into 50 shares (subject to adjustments) of Issuer Common Stock immediately following the satisfaction of all of the following conditions: (i) the approval of the New Charter by the shareholders of the Issuer at the Annual Meeting; (ii) the adoption of the New Charter by the Issuer's board of directors; and (iii) the filing and acceptance of the New Charter with and by the Secretary of State of the State of Delaware. On April 30, 2026, all conditions were met, and the 408,434.70 shares of Preferred Stock directly held by Artal Participations S.a.r.l. automatically converted into 20,421,735 shares of Issuer Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a), Item 5(b) and Item 5(c) of the Statement is each hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

As of the date hereof, Invus Public Equities, L.P. is the record and beneficial owner of 7,362,368 shares of Issuer Common Stock, representing approximately 1.7% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. Invus Global Management, LLC, as the managing member of Invus Public Equities Advisors, LLC, controls Invus Public Equities Advisors, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Public Equities Advisors, LLC may be deemed to beneficially own. Siren, L.L.C., as the managing member of Invus Global Management, LLC, controls Invus Global Management, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Global Management, LLC may be deemed to beneficially own. Mr. Raymond Debbane, as the managing member of Siren, L.L.C., controls Siren, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Siren, L.L.C. may be deemed to beneficially own. Each of Invus Public Equities Advisors, LLC, Invus Global Management, LLC, Siren, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Invus, L.P. is the record owner of 35,402,689 shares of Issuer Common Stock and the beneficial owner of 42,765,057 shares of Issuer Common Stock, representing approximately 8.0% and approximately 9.6%, respectively, of the outstanding shares of Issuer Common Stock. Invus Advisors, L.L.C., as the general partner of Invus, L.P., controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Global Management, LLC, as the managing member of Invus Advisors, L.L.C., controls Invus Advisors, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Advisors, L.L.C. may be deemed to beneficially own. Siren, L.L.C., as the managing member of Invus Global Management, LLC, controls Invus Global Management, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Global Management, LLC may be deemed to beneficially own. Mr. Raymond Debbane, as the managing member of Siren, L.L.C., controls Siren, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Siren, L.L.C. may be deemed to beneficially own. Each of Invus Advisors, L.L.C., Invus Global Management, LLC, Siren, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Artal Participations S.a r.l. is the record and beneficial owner of 175,156,062 shares of Issuer Common Stock, representing approximately 39.4% of the outstanding shares of Issuer Common Stock. Artal International S.C.A. as the sole shareholder of Artal Participations S.a r.l. controls Artal Participations S.a r.l. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Participations S.a r.l. may be deemed to beneficially own. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International S.C.A. may be deemed to beneficially own. Artal Group S.A., as the sole stockholder of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International Management S.A. may be deemed to beneficially own. Westend S.A., as the parent company of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Group S.A. may be deemed to beneficially own. The Stichting, as the majority stockholder of Westend S.A., controls Westend S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Westend S.A. may be deemed to beneficially own. Mr. Amaury Wittouck, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that the Stichting may be deemed to beneficially own. Each of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend S.A., the Stichting and Mr. Amaury Wittouck disclaims such beneficial ownership.

Invus US Partners LLC is the record and beneficial owner of 5,451,204 shares of Issuer Common Stock, representing approximately 1.2% of the outstanding shares of Issuer Common Stock. Ulys, L.L.C., as the managing member of Invus US Partners LLC, controls Invus US Partners LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus US Partners LLC. As the managing member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Each of Ulys, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Avicenna Life Sci Master Fund LP is the record and beneficial owner of 1,538,462 shares of Issuer Common Stock, representing approximately 0.3% of the outstanding shares of Issuer Common Stock. Avicenna Life Sci Master GP LLC, as the general partner of Avicenna Life Sci Master Fund LP, controls Avicenna Life Sci Master Fund LP and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Avicenna Life Sci Master Fund LP. Ulys, L.L.C., as the managing member of Avicenna Life Sci Master GP LLC, controls Avicenna Life Sci Master GP LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Avicenna Life Sci Master GP LLC may be deemed to beneficially own. As the managing member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Each of Avicenna Life Sci Master GP LLC, Ulys, L.L.C. and Mr. Debbane disclaims such beneficial ownership.

Mr. Debbane is the beneficial owner of 51,878,643 shares of Issuer Common Stock representing approximately 11.7% of the outstanding shares of Issuer Common Stock including 1,906,186 shares of Issuer Common Stock owned directly by Mr. Debbane, representing approximately 0.4% of the outstanding shares of Issuer Common Stock and an additional 217,734 shares of Issuer Common Stock issuable pursuant to options and restricted stock units that have vested or will vest and are exercisable within 60 days. Mr. Debbane also holds unvested stock options to purchase an additional 127,651 shares of Issuer Common Stock scheduled to vest on various vesting dates and 35,714 restricted stock units that are scheduled to vest on May 1, 2027.

The Reporting Persons collectively beneficially own 227,034,705 shares of Issuer Common Stock, representing approximately 51.1% of the outstanding shares of Issuer Common Stock. Calculations of the percentage of shares of Issuer Common Stock beneficially owned are based on 444,196,390 shares of Issuer Common Stock outstanding as of May 4, 2026 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities Exchange Commission on May 7, 2026.

Mr. Amouyal beneficially owns 285,174 shares of Issuer Common Stock held directly and an additional 217,734 shares of Issuer Common Stock issuable pursuant to options and restricted stock units that have vested or will vest and are exercisable within 60 days. Mr. Guimaraes beneficially owns 714 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 203,865 shares of Issuer Common Stock held directly and an additional 217,734 shares of Issuer Common Stock issuable pursuant to options and restricted stock units that have vested or will vest and are exercisable within 60 days. Each of Messrs. Amouyal and Sobecki also holds unvested stock options to purchase an additional 127,651 shares of Issuer Common Stock scheduled to vest on various vesting dates and 35,714 restricted stock units that are scheduled to vest on May 1, 2027. Shares of Issuer Common Stock beneficially owned by each of Messrs. Amouyal, Guimaraes and Sobecki represent less than 1% of the number of outstanding shares of Issuer Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, there have been no transactions in shares of Issuer Common Stock by any of the Reporting Persons in the past 60 days.

## Signatures
- Invus, L.P.: /s/ Raymond Debbane, Raymond Debbane, President of Invus Advisors L.L.C., its general partner (05/08/2026)
- Invus Advisors, L.L.C.: /s/ Raymond Debbane, Raymond Debbane, President (05/08/2026)
- Invus Public Equities, L.P.: /s/ Raymond Debbane, Raymond Debbane, President of Invus Public Equities Advisors, LLC, its general partner (05/08/2026)
- Invus Public Equities Advisors, LLC: /s/ Raymond Debbane, Raymond Debbane, President (05/08/2026)
- Invus Global Management, LLC: /s/ Raymond Debbane, Raymond Debbane, President (05/08/2026)
- Siren, L.L.C.: /s/ Raymond Debbane, Raymond Debbane, President (05/08/2026)
- Avicenna Life Sci Master Fund LP: /s/ Raymond Debbane, Raymond Debbane, Chief Executive Officer of Avicenna Life Sci Master GP LLC, its general partner (05/08/2026)
- Avicenna Life Sci Master GP LLC: /s/ Raymond Debbane, Raymond Debbane, Chief Executive Officer (05/08/2026)
- Invus US Partners LLC: /s/ Raymond Debbane, Raymond Debbane, President (05/08/2026)
- Ulys, L.L.C.: /s/ Raymond Debbane, Raymond Debbane, President (05/08/2026)
- Raymond Debbane: /s/ Raymond Debbane, Raymond Debbane (05/08/2026)
- Artal Participations S.a r.l.: /s/ Pierre Claudel, Pierre Claudel, Manager (05/08/2026)
- Artal International S.C.A.: /s/ Anne Goffard, Anne Goffard, Managing Director of Artal International Management S.A., its managing partner (05/08/2026)
- Artal International Management S.A.: /s/ Anne Goffard, Anne Goffard, Managing Director (05/08/2026)
- Artal Group S.A.: /s/ Anne Goffard, Anne Goffard, Authorized Person (05/08/2026)
- Westend S.A.: /s/ Anne Goffard, Anne Goffard, Managing Director (05/08/2026)
- Stichting Administratiekantoor Westend: /s/ Amaury Wittouck, Amaury Wittouck, Sole Member of the Board (05/08/2026)
- Amaury Wittouck: /s/ Amaury Wittouck, Amaury Wittouck (05/08/2026)